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                                        PR NEWSWIRE INVESTORFAX

           Precision Castparts Corp. to Acquire Environment/One Corporation
                              In $72 Million Transaction

     PORTLAND, Ore, Feb. 25 /PRNewswire/ -- Precision Castparts Corp. NYSE: PCP) has entered into an agreement to acquire Environment/One Corporation (Nasdaq:
EONE), a manufacturer of highly engineered equipment for low-pressure sewer systems and other applications based in Niskayuna, New York.

     Through a wholly owned subsidiary, Precision Castparts Corp. ("PCC") will commence a cash tender on March 3, 1998, to purchase all outstanding shares of Environment/One Corporation ("E/One") common stock for $15.25 per share. Following completion of the tender offer, E/One will become a wholly owned subsidiary of PCC through a cash merger at the same price. The total purchase price of the shares will be approximately $72 million.

     Environment/One operates two primary businesses: the sewer systems business, which accounts for approximately 90 percent of sales, and the detection systems business. The former operation manufactures and services grinder pumps that make low-pressure sewer systems feasible. E/One, which pioneered these pumps as a spin-off business from GE, currently has a significant market share in a rapidly growing market. The detection systems business manufactures instruments for the detection of sub-microscopic particles and gas in the electric power generation industry. E/One sales for calendar year 1997 were $24.3 million.

     E/One will report into PCC Flow Technologies, Inc., a leading manufacturer of high-quality fluid-handling pumps, valves, and measurement instruments, headquartered in Houston, Texas. This division of Precision Castparts Corp. has a strong group of pump companies that can provide significant sourcing expertise, product development, aftermarket service, capability, and opportunities for expansion of E/One's domestic markets. E/One's products will also benefit from PCC Flow Technologies' current international distribution, as well as the division's aggressive global expansion of those channels.

     "Once again, we have successfully met the criteria of our acquisition strategy by adding a niche, synergistic business with a leading position in its served markets, high margins, and a great capacity for growth," said William C. McCormick. PCC's chairman and chief executive officer. "The combination of E/One's strengths with our existing fluid management businesses will result in an even stronger competitor in markets such as municipal sewer systems, residential building, land development, and single-family dwellings."

     "E/One is excited to be able to combine its business with PCC Flow Technologies, Inc.," said Stephen Ardia, chairman and chief executive officer of E/One. "The acquisition recognizes the progress E/One has made in the marketplace, and it represents a full and fair valuation to our shareholders.
 Together, we will be well-positioned to build an enhanced growth platform to serve our customers, distributors, and associates, while, at the same time, preserving the unique value system and growth culture at E/One."

     The tender offer will be conditioned upon the tender of at least two-thirds of the outstanding shares of E/One on a fully diluted basis. The tender offer and the merger are also subject to other conditions, including compliance with the requirements of the Hart Scott Rodino Antitrust Act.

                                        (more)

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     Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. PCC is the market leader in manufacturing both large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, PCC has expanded into the industrial gas pipe, fluid management, industrial metalworking tools and machines, pulp paper, powder metal, tungsten carbide, and other metal products markets.

     Information in this press release relating to projected growth and future results and events constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace cycle; the relative success of the Company's entry into new markets, including the rapid ramp-up for industrial gas turbine component production; competitive pricing; the availability and cost of materials and supplies; relations with the Company's employees; the Company's ability to manage its operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters, and risks associated with international operations. Any forward-looking statements should be considered in light of these factors.

     Precision Castparts' press releases are available at no charge through Newswire's Company On-Call fax service. For a menu of PCC's press releases or to retrieve a specific release, call (800) 758-5804, extension 714025. Information is also available on the Internet on the PRN Web site -- http://www.prnewswire.com.

SOURCE   Pacific Castparts Corporation
     -0-                           2/25/98
     /CONTACT:   Dwight Weber of Pacific Castparts Corporation,
     503-417-4855/(PCP EONE)


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